Exhibit 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions, except ratios)						Three Months Ended March 31,
	2009	2010	2011	2012	2013	2014
Earnings:
Pre-tax income from continuing operations	$8,381	$10,796	$12,326	$14,469	$15,899	$4,472
Add:
Fixed charges	109	103	185	233	258	70
Pre-tax income from continuing operations plus fixed charges	$8,490	$10,899	$12,511	$14,702	$16,157	$4,542
Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$1	$5	$58	$84	$83	$24
Estimated interest component included in rent expense	108	98	127	149	175	46
Total fixed charges	$109	$103	$185	$233	$258	$70
Ratio of earnings to fixed charges	78	106	68	63	63	65